

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 18, 2009

Avi Katz, Esq.
Senior Vice President, General Counsel
  and Secretary
Loral Space & Communications Inc.
600 Third Avenue
New York, NY 10016

> **Re: Loral Space & Communications Inc.**
> **Registration Statement on Form S-3**
> **Filed June 2, 2009**
> **File No. 333-159656**

Dear Mr. Katz:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Throughout your prospectus, please revise to clarify how purchasers of non-voting common stock in this offering will be treated differently than holders of voting common stock. For example, explain whether holders of non-voting common stock will be able to sell their shares on the Nasdaq Global Select Market in the same manner as holders of voting common stock. If not, explain how such purchasers will be able to resell their shares (e.g., by resale on the

OTCBB, pink sheets, etc.). If the company intends to list the non-voting common shares on Nasdaq, note in your response letter how it intends to satisfy its obligation to register the class of non-voting equity securities under Section 12(b) of the Securities Exchange Act of 1934.

Prospectus Cover Page

2.   We note that your non-voting common stock is not presently listed on any national securities exchange or quoted on the OTC Bulletin Board. Therefore, as required by Item 501(b)(3) of Regulation S-K, please revise your prospectus cover page to include a fixed price per share or price range until the non-voting shares are listed on a national securities exchange or quoted on the OTCBB.

About This Prospectus, page 5

3.   We note that you state that "You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date." This statement is inconsistent with your disclosure obligations, which generally require that your prospectus not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading. Please revise to clarify that the prospectus will be updated to the extent required by law.

Risk Factors, page 6

4.   Please revise to include a risk factor relating to the lack of a market for your non-voting common stock.

Selling Stockholders, page 6

5.   Please revise your selling stockholders table on page six so that Dr. Mark H. Rachesky is also listed as a selling stockholder.

6.   Please revise your disclosure relating to MHR Fund Management LLC and its affiliated funds in order to disclose all material relationships that MHR has had with the registrant or any of its predecessors or affiliates during the past three years. See Item 507 of Regulation S-K.

7.   With respect to MHR Fund Management LLC and Dr. Rachesky, please revise to disclose the total number of voting and non-voting common stock to which such security holder is deemed the beneficial owner, as well as the percentage of outstanding shares that relates to such beneficial ownership.

Undertakings, page II-2

8.   Please revise to include the paragraph required by Regulation S-K Item 512(a)(1)(iii)(B) relating to the ability of Form S-3 registrants to include certain changes to the registration statement by means of a prospectus supplement rather than by post-effective amendment.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Avi Katz, Esq.
Loral Space & Communications Inc.
June 18, 2009
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: By facsimile to (212) 728-9237
        Bruce Kraus, Esq.
        (Willkie Farr & Gallagher LLP)